SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

NIRE 29.300.006.939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

                Pursuant to article 21-A, Paragraph 6, of CVM Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling No. 481”), Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6 / CVM Code No. 00482-0) hereby informs its shareholders and the general market that, on this date, the Remote Voting Bulletin disclosed on March 29, 2018, related to maters of the Ordinary and Extraordinary General Meeting to take place on April 30, 2018, at 11:00 am, was resubmitted (“Bulletin”).

                The amendments made to the Bulletin were the following:

•         Amendment to Resolution 5 and 8 -  Inclusion of the following members, appointed to the Company’s Board of Directors, to the single slate previously presented:  (i) Mr. João Carlos Trigo Loureiro (full) and Mr. Paulo Cezar Fernandes da Silva (alternate); (ii) Mr. Ernani Filgueiras de Carvalho (full) and Mr. Arão Dias Tisser (alternate); (iii) Mr. Edson Chil Nobre (full); and (iv) Mr. Marcus Vinicius de Oliveira Magalhães (full), all appointed by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”);

•         Exclusion of Matter 11 - Exclusion of matter 11, considering that there are no members appointed for separate vote in the Bulletin;

•         Amendment to Resolution 11 (former 12) -  Inclusion of the following members, appointed to the Company’s Fiscal Board, to the single slate previously presented: (i) Mr. Carlos Alberto Rechelo Neto (full) and Mr. Alexandre Antonio Germano Bittencourt (alternate); and (ii) Mr. Cristiano Gadelha Vidal Campelo (full) and Mr. Bruno Carcalho Baruqui (alternate), all appointed by Petrobras;

•         Inclusion of Resolution 15 - Inclusion of matter related to separate election of members of the Company’s Fiscal Board by the preferred minority shareholders, pursuant to article 161, Paragraph 4, “a” of the Brazilian Corporation Law, namely: Messrs. Charles Renne Lebarbenchon (full) and André Eduardo Dantas (alternate);  and

•         New Number of Matters/Resolutions - Due to the exclusion and inclusion mentioned above, the following items were assigned a new number:  (i) Matter 13 became Matter 12; (ii) Matter 14 became Matter 13; and (iii) Matter 15 became Matter 14;

                Although the Company understands that the information amended and included in the Bulletin does not affect the comprehension of the matters to be resolved on, we clarify that:  (i) the votes included in the Bulletins already sent to the Company will be considered invalid, as set forth in article 21-A, Paragraph 5, of CVM Ruling No. 481; (ii) the deadline for shareholders of the Company to send, if they wish, a new Bulletin to the Company is the same one previously informed, i.e., until April 24, 2018 (inclusive);  and (iii) to avoid that the shareholder’s vote instruction is considered conflicting, we advise the shareholders to send any new vote instruction to the same service provider previously used.

                The Company’s Investor Relations Department is at your disposal for any further clarifications you may need.

Camaçari, April 10, 2018.

Braskem S.A.

Pedro van Langendonck Teixeira De Freitas

Investor Relations Officer

SAMCURRENT 100101701.1 10-abr-18 18:05

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.